SERIES A PREFERRED STOCK AND WARRANT PURCHASE AGREEMENT

between

TERAGLOBAL COMMUNICATIONS CORP.

and

WALLERSUTTON 2000, L.P.

TABLE OF CONTENTS

SECTION 1.	Issuance and Sale of Series A Preferred Stock and Warrants.
1.1	The Purchases
1.2	Initial Closing
1.3	Subsequent Sale of Series A Preferred Stock
1.4	Conditions to the Initial Closing.
1.5	Additional Issuances, Purchase Price Adjustment.
1.6	Purchase Price Allocation
1.7	Conditions to the Subsequent Closing

SECTION 2.	Representations and Warranties of the Company.
2.1	Organization and Good Standing; Power and Authority; Qualifications
2.2	Authorization of the Documents
2.3	Capitalization
2.4	Authorization and Issuance of Capital Stock
2.5	SEC Reports
2.6	Financial Statements
2.7	Absence of Material Changes
2.8	No Conflict
2.9	Agreements
2.10	Intellectual Property Rights
2.11	Equity Investments; Subsidiaries
2.12	Title to Assets and Properties, Insurance
2.13	Employee Benefit Plans
2.14	Labor Relations, Employees
2.15	Litigation, Orders
2.16	Compliance with Laws, Permits
2.17	Offering Exemption
2.18	Disclosure
2.19	Taxes
2.20	Consents
2.21	Brokers
2.22	Suppliers and Customers
2.23	Accounts Payable and Current Liabilities

2.24	Transfer Restrictions
2.25	Efforts in Completing Schedules
2.26	Certain Subsidiaries
SECTION 3.	Representations and Warranties of the Purchaser
SECTION 4.	Certain Covenants.
4.1	Access to Records
4.2	Financial Reports
4.3	Affirmative Covenants.
4.4	Use of Proceeds
4.5	Insurance
4.6	Merger, etc
4.7	Transactions with Affiliates
4.8	Notice of Breach
4.9	Matters Related to Directors.
4.10	Rights of First Offer
4.11	Subsidiary Stock
4.12	Limitation on Convertible Securities and Debt
4.13	Payment of Taxes and Other Charges
4.14	Dividends
4.15	Investments
4.16	Changes in Capital Stock
4.17	Filing of Certificate of Designations
4.18	NASDAQ Filing
4.19	Closing of Bridge
SECTION 5.	Transfer Taxes.
SECTION 6.	Survival of Representations, Warranties, Agreements and Covenants, etc.
SECTION 7.	Expenses.
SECTION 8.	Indemnification.
8.1	General Indemnification
8.2	Indemnification Principles
8.3	Claim Notice
SECTION 9.	Events of Default and Remedies.

INDEX OF DEFINED TERMS

Accredited Investor	19
Additional Common Stock Amount	5
Additional Preferred Stock Amount	5
Adversely Affected Holders	32
Ancillary Documents	3
Benefit Plan	14
Board	4
Bridge Conversion	26
Bridge Document	26
Business	1
By–Laws	4
Certificate of Designation	3
Certificate of Incorporation	3
Claim Notice	28
Closing	2
Code	15
Commission	9
Common Stock	1
Common Stock Equivalents	8
Company	1
Company Excluded Subsidiaries	18
Company Excluded Subsidiary	18
Contract	11
Conversion Shares	9
Employee	14
Employee Agreement	14
Encumbrances	14
Environmental Laws	16
ERISA	14
Event of Default	28
Exchange Act	9
Excluded Securities	26
GAAP	9
Initial Closing	2
Initial Designees	4
Initial Purchase	1
Intellectual Property	13
Investment	26
Issuer	1
Losses	28
Maintenance Amount	24
Management Letter	20
Material Adverse Effect	7
NASDAQ	26
Notice	24
Permits	16
Permitted Encumbrances	11
Proposed Securities	24
Purchase Price	2
Purchaser	1
Purchaser Designees	23
Purchaser Entity	27
Purchases	1
Quarterly Financials	20
Registration Rights Agreement	3
SEC Reports	9
Securities Act	17
Series A Preferred Stock	1
Software	13
Strategic Partner	2
Subsequent Closing	2
Subsequent Purchase	1
Subsidiaries	7
Taxes	17
Third Party Software	13
Total Purchase Price	2
WallerSutton	1
Warrant Shares	1
Warrants	1

TERAGLOBAL COMMUNICATIONS CORP.

PREFERRED STOCK AND WARRANT PURCHASE AGREEMENT

AGREEMENT, dated as of June 28, 2001, by and between TERAGLOBAL COMMUNICATIONS CORP., a Delaware corporation (the “Company” or “Issuer”), and WALLERSUTTON 2000, L.P., a Delaware limited partnership (“WallerSutton” or the “Purchaser”).

W I T N E S S E T H:

             WHEREAS, the Company is engaged in the business of developing, marketing, servicing and supporting an advance networking software that enables real-time, two way integration of voice, video and data communication and collaboration, as such business is further described in the SEC Reports (the “Business”).

             WHEREAS, the Company wishes to sell to WallerSutton and WallerSutton wishes to purchase from the Company (i) shares of Convertible Redeemable Series A Preferred Stock, par value $0.001 per share, containing the rights and privileges as more fully set forth in the Certificate of Designations referred to in Section 1.4(b)(iv) hereof (the “Series A Preferred Stock”), convertible into shares of the Company’s Common Stock, par value $0.001 per share (the “Common Stock”) and (ii) warrants, substantially in the form of Exhibit A hereto (the “Warrants”), to purchase shares of Common Stock (such shares of Common Stock referred to as the “Warrant Shares”).

             NOW, THEREFORE in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledge, the parties agree as follows:

             SECTION 1.    Issuance and Sale of Series A Preferred Stock and Warrants.

             1.1        The Purchases. Upon the terms and subject to the conditions set forth in this Agreement, at the Initial Closing and the Subsequent Closing, WallerSutton shall purchase from the Company, and the Company shall sell to WallerSutton, the number of shares of Series A Preferred Stock and Warrants set forth opposite its name on Exhibit B-1 (the “Initial Purchase”) and Exhibit B-2 (the “Subsequent Purchase”), respectively (collectively, the “Purchases”), at the purchase price set forth opposite WallerSutton’s name on each exhibit.  The aggregate purchase price to be paid by WallerSutton, based on $.536 per share of Series A Preferred Stock, for the Series A Preferred Stock and Warrants purchased by it hereunder is set forth on Exhibit B-1 and B-2, as the case may be, as “Total Purchase Price” (collectively, the “Purchase Price”).  No further payment shall be required from WallerSutton in connection with the Purchases.

             1.2        Initial Closing. The closing of the Initial Purchase (the “Initial Closing”) shall take place at the offices of Cadwalader, Wickersham & Taft, the parties intending such Initial Closing to occur at 12:30 p.m. on June 28, 2001 or on such other date as shall be mutually agreed by the Company and the Purchaser, but in no event later than July 6, 2001.

             1.3        Subsequent Sale of Series A Preferred Stock. The closing of the Subsequent Purchase (the “Subsequent Closing” and, together with the Initial Closing, the “Closing”) shall take place at the location and time of day referred to in Section 1.2 above upon Company reaching definitive financial commitments in a minimum amount of $1 million in sales revenues, license fees, development fees or equity contribution in form and substance satisfactory to WallerSutton from one or more Strategic Partners. For purposes of this Agreement, a “Strategic Partner” shall mean an entity that has entered into a formal or informal agreement with the Company to provide product development, integration, resale or service support, provided, however, that in the event the Subsequent Closing has not occurred on or before June 30, 2002 for any reason, WallerSutton may elect, upon written notice to the Company, not to consummate the Subsequent Purchase.  At each of the Closings, the Company shall deliver to Purchaser a certificate representing the shares of Series A Preferred Stock and the Warrants, registered in the name of the Purchaser or its nominee. Delivery of such certificates of shares of Series A Preferred Stock and Warrants to Purchaser shall be made against receipt at each of the Closings by the Company from Purchaser of the purchase price therefor, which shall be paid by wire transfer to an account designated at least two business days prior to each of the Closings by the Company.  The account designated by the Company for the Initial Closing, and associated wiring instructions, is set forth on Schedule 1.3 hereto.

             1.4        Conditions to the Initial Closing.

             (a)         The obligations of the Company and the Purchaser to consummate the transactions contemplated hereby at the Initial Closing are subject to the satisfaction of the following conditions: no temporary restraining order, preliminary or permanent injunction or other order or decree which prevents the consummation of the transactions contemplated hereby shall have been issued and remain in effect, and no statutes, rule or regulation shall have been enacted by any governmental authority (of the United States or otherwise) which prevents the consummation of the transactions contemplated hereby; provided, however, that the parties shall use their reasonable best efforts to cause any such decree, ruling, injunction or other order to be vacated or lifted.

             (b)        The obligations of the Purchaser to consummate the transactions contemplated hereby at the Initial Closing is subject to the satisfaction or waiver, on or prior to the date of the Initial Closing, of the following conditions:

             (i)          the representations and warranties of the Company set forth in Section 2 of this Agreement shall be true and correct in all material respects as of the date when made and (unless made as of a specified date) as of the date of the Initial Closing; any and all documents or other materials provided to the Purchaser shall not contain any material misstatements or fail to contain any material fact; and the Company shall have performed in all material respects its covenants set forth in this Agreement to be performed prior to the date of the Initial Closing and shall not have taken any action which (if any shares of Series A Preferred Stock were outstanding) would violate any provision of the Certificate of Incorporation (including the Certificate of Designation) or this Agreement or the Ancillary Documents, as the case may be (and at the Initial Closing the Company shall deliver to the Purchaser an officer’s certificate certifying as to the Company’s compliance with the conditions set forth in this clause (i), in the form of the officers certificate attached hereto in Schedule 1.4(b)(i));

             (ii)         The Company and the Purchaser shall have entered into the Registration Rights Agreement in the form of Exhibit C hereto (the “Registration Rights Agreement”), the Stockholders Agreement (discussed in Section 2.24 hereof) and, together with all other contracts, agreements, schedules, certificates and other documents (including, but not limited to, the Certificate of Designation, and the Warrants) being delivered pursuant to or in connection with this Agreement by any party hereto at or prior to the Initial Closing, the “Ancillary Documents”).

             (iii)        The Company shall have delivered to the Purchaser certificates of good standing from the jurisdictions set forth on Schedule 1.4(b)(iii) with respect to the Company and its Subsidiaries dated as of a date no earlier than ten days prior to the Initial Closing.

             (iv)       The Certificate of Incorporation of the Company shall have been amended and supplemented by a Certificate of Designation substantially in the form of Exhibit D hereto setting forth the rights and preferences of the Series A Preferred Stock (the “Certificate of Designation”), and the Certificate of Designation shall have been filed with the Secretary of State of the State of Delaware (the Certificate of Incorporation, as amended, including such Certificate of Designation, the “Certificate of Incorporation”).  The Series A Preferred Stock will have all of the rights, priorities and terms set forth in the Certificate of Designations;

             (v)        Intentionally Left Blank.

             (vi)       The Company shall have delivered to the Purchaser a certificate duly executed by its Secretary certifying (i)(a) a copy of its organizational documents including the Certificate of Incorporation and the By-Laws of the Company (the “By-Laws”), and (b) resolutions authorizing the transaction, in the form attached as Schedule 1.4(b)(vi)(i) hereto, and (ii) incumbency matters, in the form attached as Schedule 1.4(b)(vi)(ii) hereto.

             (vii)      Pursuant to the terms of the Certificate of Designation, the Purchaser shall designate two persons (the “Initial Designees”) to serve on the Board of Directors of the Company (the “Board”), such designees shall have been elected to the Board effective, without any further action, as of the date of the Initial Closing.

             (viii)     The Board of the Company shall have amended the By-Laws of the Company to reflect that the size of the Board shall be fixed at six members (including the Initial Designees) with a maximum of 10 directors.  A copy of such by-laws is attached hereto as Schedule 1.4(b)(vi)(i).

             (ix)        The Company shall have obtained, with financially sound and reputable insurers, directors’ and officers’ liability insurance in an amount of at least $5,000,000 or a binder with respect to such insurance in form satisfactory to WallerSutton and its counsel.

             (x)         Without limiting the generality of Section 1.4(b)(i), no Material Adverse Effect shall have occurred since the date hereof nor shall any event or events have occurred since May 3, 2001 which could reasonably be expected to have a Material Adverse Effect nor shall a Material Adverse Change have occurred (i) in the finances, operations, prospects, facts and information regarding the Business, the Company and its Subsidiaries, (ii) in the assets and liabilities of the Business, the Company and its Subsidiaries, and (iii) in any agreements, laws, rules and regulations pertaining to the Business, the Company and its Subsidiaries.

             (xi)        The Purchaser shall have satisfactorily completed its legal, technical, and other due diligence with respect to the Company.

             (xii)       The Company shall have received all permits, authorizations, consents and approvals of or by, and any notification of or filing with, any person (governmental or private), as set forth on Schedule 2.20 and the Company shall have provided an officers certificate set forth in Schedule 1.4(b)(xii) to Purchaser certifying as to the Company’s compliance with this Section.

             1.5        Additional Issuances, Purchase Price Adjustment.

             (a)         In addition to and without limitation of all other indemnities and remedies in this Agreement, in the event that at any time on or after the Initial Closing or the Subsequent Closing, as the case may be, the representation and warranty set forth in the last sentence of Section 2.3 is determined not to have been true when made, the Company shall issue to the Purchaser (on a pro rata basis based on the number of shares of Series A Preferred Stock purchased hereunder by such Purchaser), at no cost to the Purchaser, and as an adjustment to the Purchase Price paid by the Purchaser for the Series A Preferred Stock and Warrants, an additional amount of Series A Preferred Stock such that, if such issuance of additional Series A Preferred Stock were made at the Initial Closing or the Subsequent Closing, as the case may be, such representation and warranty would have been true and accurate in all respects when made.

             (b)        If at the time of any required Purchase Price adjustment pursuant to Section 1.5(a) all shares of Series A Preferred Stock have been mandatorily converted into shares of Common Stock pursuant to Section 5(b) of the Company’s Certificate of Designation, the Company shall promptly issue to the Purchaser (on a pro rata basis based on the number of shares of Series A Preferred Stock purchased hereunder by such Purchaser), at no cost to the Purchaser and as an adjustment to the Purchase Price paid by the Purchaser for the Series A Preferred Stock and Warrants, an additional amount and kind of Common Stock equal to the amount and kind of Common Stock (such amount, the “Additional Common Stock Amount”) issuable upon the conversion (based on the conversion price in effect at the time the last shares of Series A Preferred Stock were converted into shares of Common Stock) of the amount of Series A Preferred Stock which would have been issued with respect to such Purchase Price adjustment pursuant to Section 1.5(a) if such Purchase Price adjustment had been made immediately prior to the time the last shares of Series A Preferred Stock were converted into shares of Common Stock.

             (c)         Any additional shares of Series A Preferred Stock and Common Stock issued to the Purchaser pursuant to this Section 1.5 shall be treated as if they were issued on the date hereof or on the date of the Subsequent Closing, as the case may be, and shall reflect or be accompanied by any dividends or other distributions which would have accrued or have been payable with respect to, and the application of any antidilution, ratable treatment or similar provisions (as set forth in the Company’s Certificate of Incorporation, applicable law or otherwise) which would have been applicable to, such shares of Series A Preferred Stock and Common Stock had they been issued on the date hereof or on the date of the Subsequent Closing, as the case may be.

             (d)        In connection with (i) any issuance of Series A Preferred Stock pursuant to Section 1.5(a) (with respect to any such issuance, the amount of Series A Preferred Stock so issued referred to as the “Additional Preferred Stock Amount”), the Company shall promptly issue to the Purchaser (on a pro rata basis based on the number of shares of Series A Preferred Stock purchased hereunder by such Purchaser), at no cost to the Purchaser and as an adjustment to the Purchase Price paid by the Purchaser for the Series A Preferred Stock and the Warrants, an additional number of Warrants having the right to purchase an amount of Common Stock equal to the number of shares of Common Stock issuable upon conversion of the Additional Preferred Stock Amount times .4845 and (ii) any issuance of Common Stock pursuant to Section 1.5(b), the Company shall promptly issue to the Purchaser (on a pro rata basis based on the number of shares of Series A Preferred Stock purchased hereunder by such Purchaser), at no cost to the Purchaser and as an adjustment to the Purchase Price paid by the Purchaser for the Series A Preferred Stock and the Warrants, an additional number of Warrants having the right to purchase an amount of Common Stock equal to the Additional Common Stock Amount in respect of such issuance times .4845.  The Warrants issuable pursuant to subsections 1.5(d) (i) and (ii) shall have an exercise price equal to $0.536.

             (e)         In connection with any issuance of Series A Preferred Stock and/or Warrants pursuant to this Section 1.5, the Company shall reserve a sufficient number of shares of (i) Common Stock for issuance to the Purchaser upon exercise of the Warrants so issued and (ii) Common Stock for issuance to the Purchaser upon the conversion of the shares of Series A Preferred Stock so issued. Any shares of Series A Preferred Stock or Common Stock issued to the Purchaser pursuant to this Section 1.5 shall, when issued, be validly issued and fully paid and nonassessable with no personal liability attaching to the ownership thereof and free and clear of all Encumbrances.

             1.6        Purchase Price Allocation. Subject to any adjustments to the Purchase Price provided for herein, the Purchase Price shall be allocated between the Series A Preferred Stock and the Warrants as set forth in Exhibit E.

             1.7        Conditions to the Subsequent Closing. The obligations of the Purchaser to consummate the Subsequent Closing shall be subject to the satisfaction (or waiver), on or prior to the date of the Subsequent Closing, of the following conditions:

             (a)         The representations and warranties of the Company set forth in Section 2 of this Agreement shall be true and correct in all material respects as of the date when made and (unless made as of a specified date) as of the date of the Subsequent Closing; any and all documents or other materials provided to the Purchaser shall, in the sole judgment and discretion of the Purchaser, not contain any material misstatement or fail to contain any material fact; and the Company shall have performed in all material respects its covenants set forth in this Agreement to be performed prior to the date of the Subsequent Closing and shall not have taken any action which (if any shares of Series A Preferred Stock were outstanding) would violate any provision of the Certificate of Incorporation (including the Certificate of Designation), this Agreement or the Ancillary Documents, as the case may be (and, at the Subsequent Closing, the Company shall deliver to the Purchaser an officer’s certificate certifying as to the Company’s compliance with the conditions set forth in this clause (a), in the form of Schedule 1.7(a) hereto);

             (b)        The Initial Closing shall have occurred;

             (c)         The Company shall have delivered to the Purchaser long-form certificates of good standing from the jurisdictions set forth on Schedule 1.4(b)(iii) with respect to the Company and its Subsidiaries dated as of a date no earlier than ten days prior to the Subsequent Closing;

             (d)        The Common Stock to be issued upon conversion of the Series A Preferred Stock and the exercise of the Warrant shall continue to be listed on the NASDAQ, or registered on the exchange or other forum in which the Company’s common Stock is then traded;

             (e)         The Company shall have delivered to the Purchaser a certificate executed by its Secretary, in form and substance satisfactory to the Purchaser, dated as of the Subsequent Closing certifying (i) a copy of its organizational documents including the Certificate of Incorporation and the By–Laws, (ii) resolutions authorizing the transaction and (iii) incumbency matters;

             (f)         No Material Adverse Effect shall have occurred since the Initial Closing nor shall any event or events have occurred since the Initial Closing which could reasonably be expected to have a Material Adverse Effect nor shall a Material Adverse Change have occurred (i) in the facts and information regarding the Business, including, but not limited to, the Software and the Intellectual Property, the Company and its Subsidiaries, (ii) in the assets of the Business, the Company and its Subsidiaries, and (iii) in any agreements, laws, rules and regulations pertaining to the Issuer, since May 3, 2001.

             SECTION 2.    Representations and Warranties of the Company.

             The Company hereby represents and warrants to the Purchaser as follows:

             2.1        Organization and Good Standing; Power and Authority; Qualifications. Each of the Company and its subsidiaries, (“Subsidiaries”) (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, except as set forth on Schedule 2.26 and (ii) has all requisite power and authority to own, lease and operate its properties and to carry on its business as presently conducted and as proposed to be conducted.  The Company has all requisite power and authority to enter into and carry out the transactions contemplated by this Agreement and the Ancillary Documents to which it is a party.  Each of the Company and its Subsidiaries is qualified to transact business as a foreign corporation in, and is in good standing under the laws of, those jurisdictions listed on Schedule 2.1 under its name, except as set forth on Schedule 2.26, which jurisdictions constitute all of the jurisdictions wherein the character of the property owned or leased or the nature of the activities conducted by it makes such qualification necessary and where failure to so qualify would individually or in the aggregate have, or would reasonably be expected to have,  a material adverse effect on the properties, business, prospects, operations, earnings, assets, liabilities, Intellectual Property, Software or the condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole (a “Material Adverse Effect”).

             2.2        Authorization of the Documents. The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Documents to which it is a party has been duly authorized by all requisite corporate action on the part of the Company and the stockholders of the Company have approved and provided the requisite consent to effectuate the Purchases, and each of this Agreement and the Ancillary Documents constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except to the extent that enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally.

             2.3        Capitalization. The authorized capitalization of the Company immediately following the Initial Purchase will consist of (a) 13,000,000 shares of Preferred Stock, par value $0.001 per share, of which (i) 13,000,000 shares have been designated Series A Preferred Stock and (ii) 7,468,661 shares of Series A Preferred Stock are issued and outstanding and all such outstanding shares are validly issued, fully paid and nonassessable and free and clear of all Encumbrances, other than Encumbrances, if any, arising as a result of actions taken by the Purchaser; and (b) 200,000,000 shares of Common Stock, par value $0.001 per share, of which 26,906,982 shares are issued and outstanding and all such outstanding shares are validly issued, fully paid and nonassessable and free and clear of all Encumbrances.  Except as listed on Schedule 2.3 hereto, there are no outstanding options, warrants, subscription rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any class of capital stock of the Company, or contracts, by which the Company or its Subsidiaries is or may become bound to issue additional shares of its capital stock or options, warrants or other rights to purchase or acquire any shares of its capital stock. Except as set forth in Schedule 2.3 hereto, since its inception, the Company has not declared or paid any dividend or made any other distribution of cash, stock or other property to its stockholders.  Except as contemplated by this Agreement or the Ancillary Documents or except for the right to vote its shares of Common Stock for the election of directors, no person has the right to nominate or elect one or more directors of the Company.  There are no voting agreements, voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of the Company of which the Company is a party, except as provided herein, in the Stockholders Agreement and the Certificate of Designations.  The shares of Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants issued to Purchaser on the dates of the Initial Closing and the Subsequent Closing under this Agreement represent, in the aggregate, the percentages set forth on Schedule 2.3 of the outstanding Common Stock of the Company on the date of the Initial Closing and the Subsequent Closing, respectively, and the voting power of such issued shares represent, in the aggregate, percentages set forth on Schedule 2.3 of the total number of votes able to be cast on any matter by all voting securities of the Company (other than any matter to be voted on by the holders of shares of Series A Preferred Stock as a separate class) on the date of the Initial Closing and the Subsequent Closing, respectively (treating for purposes of these calculations (i) all outstanding warrants, options, agreements, securities (including notes and debt securities) or other commitments convertible, exercisable or exchangeable into shares of capital stock or other equity securities of the Company or pursuant to which the equity securities of the Company (“Common Stock Equivalents”) outstanding on the date hereof (including the Warrants) as having been converted, exchanged or exercised, (ii) any shares of Common Stock or Common Stock Equivalents issuable pursuant to any Contract entered into by the Company on or prior to the date hereof, or any preemptive right granted by the Company on or prior to the date hereof, in each case, as having been issued on the date hereof and (iii) up to an additional 2,000,000 shares of Common Stock issued under the Company’s 1997 and 1999 stock option plans or their equivalents.

             2.4        Authorization and Issuance of Capital Stock. The authorization, issuance, sale and delivery of the Series A Preferred Stock and the Warrants pursuant to this Agreement and the authorization, reservation, issuance, sale and delivery of the shares of Series A Preferred Stock, the Warrants, the Conversion Shares and the Warrant Shares have been duly authorized by all requisite corporate action on the part of the Company, and when issued, sold and delivered in accordance with this Agreement and/or any Ancillary Document, the Series A Preferred Stock, the Warrants, the Conversion Shares and the Warrant Shares will be validly issued and outstanding, fully paid and nonassessable with no personal liability attaching to the ownership thereof, free and clear of any Encumbrances, other than Encumbrances, if any, arising as a result of actions taken by the Purchaser. The terms, designations, powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of any series of Preferred Stock of the Company are as stated in the Certificate of Incorporation. All stockholder approval required to consummate the transaction contemplated hereunder and under the Ancillary Documents has been received. The Board has unanimously approved the transactions contemplated hereby for the purposes of Section 203 of the General Corporation Law of the State of Delaware pursuant to Section 203(a)(1) thereof (and the Company shall deliver to the Purchaser an officer’s certificate certifying as to the Company’s compliance with the conditions set forth in this sentence of Section 2.4, in the form of the officers certificate attached hereto in Schedule 2.4, and attach a copy of the written consent of all members of the Board or minutes of a meeting of the Board authorizing and approving this Agreement and the actions and agreements contemplated hereby).  The Company has reserved a sufficient number of shares of (i) Common Stock for issuance upon conversion or exercise of the Series A Preferred Stock and the Warrants, respectively, (ii) Common Stock for the issuance of dividends on the Series A Preferred Stock pursuant to the Certificate of Designation, and (iii) Common Stock for issuance upon conversion or exercise of all other Common Stock Equivalents outstanding on the date hereof.  The shares of Common Stock issuable upon the conversion of the Series A Preferred Stock issued or issuable to the Purchaser hereunder or under any Ancillary Document shall be referred to collectively as the “Conversion Shares.”

             2.5        SEC Reports. The Company has filed all proxy statements, reports and other documents required to be filed by it with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from its inception; and the Company has furnished the Purchaser true and complete copies of all annual reports, quarterly reports, proxy statements and other reports under the Exchange Act filed by the Company from and after such date, each as filed with the Commission, unless such documents are available on the SEC’s EDGAR site at least 20 days prior to the Initial Closing (collectively, the “SEC Reports”).  Each SEC Report was in compliance in all material respects with the requirements of its respective report form and did not on the date of filing contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and as of the date hereof there is no fact or facts not disclosed in the SEC Reports which relate to the Company, its Subsidiaries, and their respective businesses, and which individually or in the aggregate may have a Material Adverse Effect.

             2.6        Financial Statements. The financial statements (including any related schedules and/or notes) included in the SEC Reports have been prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied (except as indicated in the notes thereto) throughout the periods involved and fairly present in all material respects the consolidated financial condition, results of operations and changes in stockholders’ equity of the Company as of the respective dates thereof and for the respective periods then ended (in each case subject, as to interim statements, to changes resulting from year-end adjustments, none of which were material in amount or effect).  Except as set forth in Schedule 2.6(a), the Company has no liabilities or obligations (whether accrued, absolute, contingent, unliquidated or otherwise, whether or not known, whether due or to become due and regardless of when asserted), except (i) liabilities and obligations in the respective amounts reflected in or reserved against in the Company’s balance sheet or the footnotes thereto as of December 31, 2000 included in the SEC Reports or (ii) liabilities and obligations incurred after December 31, 2000 in the ordinary course of business consistent (in amount and kind) with past practice (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement, claim or lawsuit) and that do not exceed $25,000 in the aggregate.  Since December 31, 2000, the Company has operated its business only in the ordinary course and there has not been individually or in the aggregate any change that would have a Material Adverse Effect (a “Material Adverse Change”) other than changes disclosed in the SEC Reports or otherwise set forth in Schedule 2.6(b) hereto.

             2.7        Absence of Material Changes. Except as set forth on Schedule 2.7 and except as otherwise expressly contemplated by this Agreement, since December 31, 2000, the Business has been conducted in the ordinary course, consistent with past practice and there has not been (a) any Material Adverse Change, nor has any event or change occurred which could reasonably result in a Material Adverse Change, in the condition (financial or otherwise), results of operations, business, Intellectual Property, Software assets, liabilities or prospects of the Business, the Company or its Subsidiaries or any event or condition which could reasonably be expected to have a Material Adverse Effect, (b) any waiver or cancellation of any valuable right of the Business, the Company or its Subsidiaries, or the cancellation of any material debt or claim held by the Business, the Company or its Subsidiaries, (c) any payment, discharge or satisfaction of any claim, liability or obligation of the Business, the Company or its Subsidiaries other than in the ordinary course of business, (d) any Encumbrance upon the assets of the Business, the Company or its Subsidiaries other than any Permitted Encumbrance, (e) any declaration or payment of dividends on, or other distribution with respect to, or any direct or indirect redemption or acquisition of, any securities of the Company or its Subsidiaries, (f) any issuance of any stock, bonds or other securities of the Company or its Subsidiaries, (g) any sale, assignment or transfer of any tangible or intangible assets of the Business, the Company or its Subsidiaries except in the ordinary course of business, (h) any loan by the Company or its Subsidiaries to any officer, director, employee, consultant or shareholder of the Company or its Subsidiaries (other than advances to such persons in the ordinary course of business in connection with travel and travel related expenses), (i) any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting the assets, property, condition (financial or otherwise), results of operations or prospects of the Business, the Company or its Subsidiaries, (j) any increase, direct or indirect, in the compensation paid or payable to any officer or director of the Company or its Subsidiaries and, other than in the ordinary course of business, consistent with past practice, to any other employee, consultant or agent of the Company or its Subsidiaries, provided, however, that in any event, no such increase has been in an amount more than 15% from such person’s, consultant’s or agent’s prior year’s compensation, (k) any change in the accounting methods, practices or policies of the Business, the Company or its Subsidiaries, (l) any indebtedness incurred for borrowed money by the Business, the Company or its Subsidiaries other than in the ordinary course of business, (m) any amendment to or termination of, now or in the future, any material agreement to which the Business, the Company or its Subsidiaries is a party other than the expiration of any such agreement in accordance with its terms, (n) any change in the laws or regulations governing the Business, the Company or its Subsidiaries, (o) any Material Adverse Change in the manner of business or operations of the Business, the Company or its Subsidiaries (including, without limitation, any accelerations or deferral of the payment of accounts payable or other current liabilities or deferral of the collection of accounts or notes receivable), (p) any capital expenditures or commitments therefor by the Business, the Company or its Subsidiaries that aggregate in excess of $25,000, (q) any amendment of the certificate of incorporation, By–Laws or other organizational documents of the Company or its Subsidiaries, (r) any transaction entered into by the Company other than in the ordinary course of business or any other material transactions entered into by the Business, the Company or its Subsidiaries whether or not in the ordinary course of business or (s) any agreement or commitment (contingent or otherwise) by the Business, the Company or its Subsidiaries to do any of the foregoing.  For purposes of this Agreement, “Permitted Encumbrances” shall mean (1) those consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of such property or irregularities in title thereto that, individually and in the aggregate, do not materially impair the use of such property, (ii) warehousemen’s, mechanics’, carriers’, landlords’, repairmen’s or other similar Encumbrances arising in the ordinary course of business and securing obligations not yet due and payable and (iii) other Encumbrances which arise in the ordinary course of business and which individually and in the aggregate do not materially impair its use of such property or its ability to obtain financing by using such asset as collateral or would otherwise individually or in the aggregate have a Material Adverse Effect.

             2.8        No Conflict. The execution and delivery by the Company of the Agreement and the Ancillary Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby and its compliance with the provisions hereof and thereof (including, without limitation, the issuance, sale and delivery by the Company of the Series A Preferred Stock, the Warrants, the Warrant Shares and the Conversion Shares) will not (a) violate any provision of any domestic (federal, state or local) or foreign law, statute, rule or regulation, or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body applicable to it, or any of its properties or assets, (b) conflict with, or result in any violation or breach of, or constitute (with due notice or lapse of time, or both) a default or loss of a benefit under, or cause or permit the acceleration under, the terms, conditions or provisions of any Contract to which it is a party or its properties or assets is subject, except for defaults which would not individually or in the aggregate, have a Material Adverse Effect, (c) result in the creation or imposition of any Encumbrance upon any of its properties or assets, except for Permitted Encumbrances or (d) violate its organizational documents.

             2.9        Agreements. (a) Except as set forth on Schedule 2.9, neither the Company nor its Subsidiaries is a party to, and the Business is not bound or subject to, any indenture, mortgage, guaranty, lease, license or other contract, agreement or understanding, written or oral (a “Contract”), other than any Contract that (i) pursuant to its terms, has expired, been terminated or fully performed by the parties, and in each case, under which neither the Company, its Subsidiaries nor the Business have any liability, contingent or otherwise, or (ii) involves monthly payments to or from the Company, its Subsidiaries or the Business (as opposed to an indemnity agreement or similar contract under which a party is not required to make fixed monthly payments) which monthly payments do not aggregate on an annual basis $25,000 or more, and in each case, is not material to the business, condition (financial or otherwise), operations or prospects of the Business, the Company or its Subsidiaries. (b) Each of such Contracts is, as of the date hereof, and will continue after the Closing to be, as to the Company or its Subsidiaries, as the case may be, legal, valid, binding and in full force and effect and enforceable in accordance with its terms. There is no breach, violation or default by the Company or its Subsidiaries (or, to the knowledge of the Company, any other party) under any such Contract and no event (including, without limitation, the consummation of the transactions contemplated by this agreement) which, with notice or lapse of time or both, would (A) constitute a breach, violation or default by the Company or its Subsidiaries (or, to the best knowledge of the Company, any other party) under any such Contract or (B) give rise to any lien or right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration against the Company or its Subsidiaries under any such Contract. Except as set forth on Schedule 2.9, neither the Company or its Subsidiaries nor, to the knowledge of the Company, any other party to any of such Contracts (i) is in arrears in respect of the performance or satisfaction of the terms and conditions on its part to be performed or satisfied under any of such Contracts or (ii) has granted or has been granted any waiver or indulgence under any of such Contracts or has repudiated any provision thereof.

             2.10      Intellectual Property Rights. (a) Except as disclosed on Schedule 2.10 hereto, (i) the Company owns or has the right to use pursuant to license, sub-license, agreement or permission all of its Intellectual Property, including all Intellectual Property used in the operation of the Business, as presently conducted and as currently anticipated to be conducted, including, but in no way limited to, as set forth in the SEC Reports and to the specifications as set forth therein and as demonstrated, except where the absence of any thereof would not individually or in the aggregate have a Material Adverse Effect; (ii) the Company has, to its knowledge, not interfered with, infringed upon or misappropriated any Intellectual Property rights of third parties, except for interferences, infringements and misappropriations which would not individually or in the aggregate have a Material Adverse Effect, and the Company has not received any claim, demand or notice alleging any such interference, infringement or misappropriation (including any claim that it must license or refrain from using any Intellectual Property rights of any third party).  To the Company’s knowledge, no third party has interfered with, infringed upon or misappropriated any Intellectual Property rights of the Company, except for interferences, infringements and misappropriations which would not individually or in the aggregate have a Material Adverse Effect.

             (b)        Except as set forth on Schedule 2.10(b), neither the Business, the Company nor its Subsidiaries is obligated to pay any amount, whether as royalty, license fee or other payment, to any person in order to make, use, or sell any Intellectual Property.

             (c)         Except as set forth on Schedule 2.10(c), the operation of the Business, the Company and its Subsidiaries as presently operated does not need to use or rely upon any Intellectual Property rights of third parties.

             (d)        Schedule 2.10(d) sets forth a list of all Software used in the operation of the Business, the Company and its Subsidiaries (in connection with servicing the customer) as currently conducted or currently proposed to be conducted.

             (e)         Schedule 2.10(e) lists and identifies all Third Party Software used in connection with servicing clients. Except as set forth on Schedule 2.10(e), the Company and its Subsidiaries has the right to use all Third Party Software, including all Intellectual Property Rights associated therewith, pursuant to license, sublicense or contract.  All royalties due under said licenses have been paid and there exists no default by the Business, the Company or its Subsidiaries or by any other party under the terms of said licenses, and no event has occurred which, upon the passage of time or the giving of notice, or both, would result in any default by the Business, the Company or its Subsidiaries or by any other party to the license or prevent the Company from exercising and obtaining the benefits of any options contained therein.  The Company is not aware of any circumstance pursuant to which it is, or could be, unable to use, or have access to, such Third Party Software, or that its ability to use, or have access to, such Third Party Software would be materially limited (including any oral or written claim made by a third party to the Company or its counsel threatening to stop or restrict use of access by the Company to such Third Party Software).

             (f)         The Company Software actually performs as presently described in the Business and as currently anticipated to be conducted, including, but in no way limited to, as set forth in the SEC Reports and to the specifications as set forth therein and as demonstrated;

             (g)        As used in this Agreement “Intellectual Property” means all intellectual property owned, leased, licensed, and used by the Company or its Subsidiaries, including, without limitation, (i) all world wide inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations in-part, revisions, extensions and reexaminations thereof, (ii) all trademarks, service marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations, renewals and derivatives in connection therewith, (iii) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, (iv) all mask works and all applications, registrations and renewals in connection therewith, (v) all know-how, trade secrets and confidential business information, whether patentable or unpatentable and whether or not reduced to practice (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, addresses, phone numbers, pricing and cost information, and business and marketing plans and proposals), (vi) all Software, (vii) all other proprietary rights of any type of description (regardless of whether the same have been formally registered), (viii) all copies and tangible embodiments thereof (in whatever form or medium) and (ix) all licenses and agreements in connection with the foregoing.

             (h)        As used in this Agreement, “Software” means any and all versions, releases, and predecessors of the software and computer programs of the Company, including all such software and computer programs in machine readable source code forms and in machine executable object code forms and all related specifications (including, without limitation, all logic architectures, algorithms and logic flows and all physical, financial, operating and design parameters), any data used by or related to Software, work in progress relating to corrections, modifications or enhancements, operating systems and procedures (including development methodology), designs, design revisions, related applications, work benches, software in any language, concepts, ideas, processes, techniques, software designs and test tools, third party software interfaces written by them and all methods of implementation and packaging, together with all associated know-how and show-how.

             (i)          As used in this Agreement, “Third Party Software” means software or computer programs used in the operation of the Business (specifically, in connection with servicing clients) as presently conducted or currently anticipated to be conducted and that are not owned by the Company.

             2.11      Equity Investments; Subsidiaries. Except for its Subsidiaries or as set forth on Schedule 2.11, the Company has never had, nor does it presently have, any subsidiaries, nor has it owned, nor does it presently own, whether directly or indirectly owned, any capital stock or other proprietary interest, directly or indirectly, in any corporation, association, trust, partnership, joint venture or other entity.  All of the outstanding shares of capital stock of each class of its Subsidiaries (a) are owned beneficially and of record by the Company free and clear of any liens, charges and Encumbrances, (b) constitute 100% of such Subsidiary’s outstanding shares and (c) have been validly issued, are fully paid and non-assessable.

          2.12      Title to Assets and Properties, Insurance. (a) Each of the Company and its Subsidiaries has good and marketable title, or a valid leasehold interest in or contractual right to use, all of its assets and properties, free and clear of any mortgages, judgments, claims, liens, security interests, pledges, escrows, charges or other encumbrances of any kind or character whatsoever (“Encumbrances”) except in each case for Permitted Encumbrances and such defects in title and such other liens and Encumbrances which do not individually or in the aggregate materially detract from the value to the Company of the properties and assets of the Company and its Subsidiaries taken as a whole.

             (b)        The Company and its Subsidiaries maintain insurance in such amounts (to the extent available in the public market), including self-insurance, retainage and deductible arrangements, and of such a character as is reasonable for companies engaged in the same or similar business (including, but not limited to, insurance against liability from customer losses as a result of the Company’s products).  Schedule 2.12(b) sets forth a list of all insurance coverage carried by the Business and/or the Company and/or its Subsidiaries, the carrier and terms and amount of coverage.

             2.13      Employee Benefit Plans. (a) Schedule 2.13 hereto contains a true and complete list of (i) each plan, program, policy, payroll practice, contract, agreement or other arrangement, or commitment therefor, providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits of any kind, whether formal or informal, funded or unfunded, written or oral, and whether or not legally binding, which is now or previously has been sponsored, maintained, contributed to or required to be contributed to by the Company or pursuant to which the Company or its Subsidiaries have any liability, contingent or otherwise, including, but not limited to, any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Benefit Plan”); and (ii) each management, employment, bonus, option, equity (or equity related), severance, consulting, non compete, confidentiality or similar agreement or contract (each, an “Employee Agreement”), pursuant to which the Company or the Subsidiary have any liability, contingent or otherwise, between the Company or its Subsidiaries and any current, former or retired employee, officer, consultant, independent contractor, agent or director of the Company or its Subsidiaries (an “Employee”).  Except as identified on Schedule 2.13, neither the Company nor its Subsidiaries currently sponsor, maintain, contribute to, nor is it required to contribute to, nor has the Company or its Subsidiaries ever sponsored, maintained, contributed to or been required to contribute to, or incurred any liability to, (i) any “defined benefit plan” (as defined in ERISA Section 3(35)); (ii) any “multiemployer plan” (as defined in ERISA Section 3(37)) or (iii) any Benefit Plan which provides, or has any liability to provide, life insurance, medical, severance or other employee welfare benefits to any Employee upon his or her retirement or termination of employment, except as required by Section 4980B of the Internal Revenue Code of 1986, as amended (the “Code”).

             (b)        Neither the Company nor its Subsidiaries has ever been (i) a member of a “controlled group of corporations,” under “common control” or an “affiliated service group” within the meaning of Sections 414(b), (c) or (m) of the Code, (ii) required to be aggregated under Section 414(o) of the Code, or (ii) under “common control,” within the meaning of Section 4001(a)(14) of ERISA, or any regulations promulgated or proposed under any of the foregoing Sections, in each case with any other entity.

             (c)         The Company has previously provided to the Purchaser current, accurate and complete copies of all documents embodying or relating to each Benefit Plan and each Employee Agreement, including all amendments thereto, trust or funding agreements relating thereto (if any), the two most recent annual reports (Series 5500 and related schedules) required under ERISA (if any), the most recent determination letter (if any) received from the Internal Revenue Service, the most recent summary plan description (with all material modifications) (if any), and all material communications to any Employee or Employees relating to any Benefit Plan or Employee Agreement.

             (d)        Each Benefit Plan has been established and maintained in accordance with its terms and in compliance with all applicable, laws, statutes, orders, rules and regulations, including but not limited to ERISA and the Code; and each Benefit Plan intended to qualify under Section 401 of the Code is, and since its inception has been, so qualified.

             (e)         The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Benefit Plan or Employee Agreement that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any Employee or (ii) result in a bonus or payment to any officer or director of the Company.

             2.14      Labor Relations, Employees. Schedule 2.14 hereto lists all employees of the Company and its Subsidiaries with total cash compensation in excess of $75,000.  Except as set forth on Schedule 2.14 hereto, (i) neither the Company nor its Subsidiaries is delinquent in payments to any of its employees, for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by the date hereof or amounts required to be reimbursed by them to the date hereof, (ii) each of the Company and its Subsidiaries is in compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, (iii) neither the Company nor its Subsidiaries is bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Company or its Subsidiaries, (iv) there is no labor strike, dispute, slowdown or stoppage actually pending, or, to the knowledge of the Company, threatened against or involving the Company or its Subsidiaries, (v) to the knowledge of the Company, no salaried key employee has any plans to terminate his or her employment with the Company or its Subsidiaries.  Each of the officers of the Company and its Subsidiaries, each key employee and each other employee of the Company and its Subsidiaries who has or had access to confidential information of the Business has executed a confidentiality agreement, and such agreements are in full force and effect.

             2.15      Litigation, Orders. Except as set forth on Schedule 2.15, there is no civil, criminal or administrative action, suit, claim, notice, hearing, inquiry, proceeding or investigation at law or in equity by or before any court, arbitrator or similar panel, governmental instrumentality or other agency now pending or, to the knowledge of the Company, threatened against the Business, the Company or its Subsidiaries or the assets (including the Intellectual Property) of the Business, the Company or its Subsidiaries. Except as set forth in Schedule 2.15, neither the Business, the Company nor its Subsidiaries is subject to any order, writ, injunction or decree of any court of any federal, state, municipal or other domestic or foreign governmental department, commission, board, bureau, agency or instrumentality.

             2.16      Compliance with Laws, Permits. (a) Except as provided in Schedule 2.16, the Business, the Company and its Subsidiaries are in compliance, and have been conducted in compliance with, all federal, state, local and foreign laws, rules, ordinances, codes, consents, authorizations, registrations, regulations, decrees, directives, judgments and orders (including Environmental Laws) applicable to it except where the failure to comply would not individually or in the aggregate have a Material Adverse Effect. Each of the Company and its Subsidiaries has all federal, state, local and foreign governmental licenses, permits, qualifications and authorizations (“Permits”) necessary in the conduct of the Business as currently conducted. All such Permits are in full force and effect, and no violations have been recorded in respect of any such Permits; no proceeding is pending or, to the best knowledge of the Company, threatened to revoke or limit any such Permit; and no such Permit will be suspended, cancelled or adversely modified as a result of the execution and delivery of this Agreement or the Ancillary Documents and the consummation of the transactions contemplated hereby or thereby, except where failure to have such Permit would not individually or in the aggregate have a Material Adverse Effect.  Schedule 2.16 sets forth a list of all such Permits and the expiration dates thereof.

             (b)        For purposes of this Agreement, “Environmental Laws” means, without limitation, (i) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601, et seq.; the Emergency Planning and Community Rights-to-Know Act of 1986, 42 U.S.C. §§ 11001, et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901, et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601, et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. §§ 136, et seq.; the Clean Air Act 42 U.S.C. §§ 7401, et seq.; the Clean Water Act (Federal Water Pollution Control Act), 33 U.S.C. §§ 1251, et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f, et seq.; the Occupational Safety and Health Act, 29 U.S.C. §§ 641, et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 1801, et seq.; as any of the above statutes have been or may be amended from time to time, all rules and regulations promulgated pursuant to any of the above statutes, and any other foreign, federal, state or local law, statute, ordinance, rule or regulation governing environmental matters, as the same have been or may be amended from time to time, including any common law cause of action providing any right or remedy with respect to environmental matters, and all applicable judicial and administrative decisions, orders, and decrees relating to environmental matters and (ii) and all indemnity agreements and other contractual obligations, as in effect at such date, relating to the protection of the environment, including the air, surface and subsurface soils, surface waters, groundwaters and natural resources, and occupational health and safety and exposure of persons to hazardous materials.

             2.17      Offering Exemption. Assuming the accuracy of the representations and warranties contained in Section 3 hereof, the offer and sale of the Series A Preferred Stock and the Warrants as contemplated hereby and the issuance and delivery of the Warrant Shares to the Purchaser upon exercise of the Warrants and the issuance and delivery of the Conversion Shares to the Purchaser upon the conversion of the Series A Preferred Stock are each exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and under applicable state securities and “blue sky” laws, as currently in effect.

             2.18      Disclosure. Neither this Agreement (including the Exhibits and Schedules attached hereto) nor any certificate, instrument or written statement furnished or made to the Purchaser by or on behalf of the Company in connection with this Agreement or the Ancillary Documents contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein not misleading.  There is no fact which the Company has not disclosed to the Purchaser or their counsel in writing and of which the Company is aware which materially and adversely affects or which could reasonably be expected to materially and adversely affect the Business or the business, financial condition, operations, property, affairs or prospects of the Company or its Subsidiaries or the ability of the Company to perform its obligations under the Agreement or any of the Ancillary Documents.

             2.19      Taxes. The Company and its Subsidiaries have filed or caused to be filed all income tax returns which are required to be filed and have paid or caused to be paid all Taxes that have become due, except Taxes the validity or amount of which is being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been set aside.  “Taxes,” for purposes of this Agreement, means any taxes, assessments, duties, fees, levies, imposts, deductions, withholdings, including, without limitation, income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, license, payroll, transaction, capital, net worth and franchise taxes, estimated taxes, withholding, employment, social security, workers compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes, or other governmental charges of any nature whatsoever imposed by any government or taxing authority of any country or political subdivision of any country and any liabilities with respect thereto, including any penalties, additions to tax, fines or interest thereon, and includes any liability of the Company and its Subsidiaries arising under any tax sharing agreement to which it is or has been a party.

             2.20      Consents. Except as set forth on Schedule 2.20, no permit, authorization, consent or approval of or by, or any notification of or filing with, any person (governmental or private) is required by the Company in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents to which it is a party, the consummation by the Company of the transactions contemplated hereby or thereby, or the issuance, sale or delivery of the Series A Preferred Stock, the Warrants, the Warrant Shares or the Conversion Shares (other than such notifications or filings required under applicable federal or state securities laws, if any, which shall be made on a timely basis).

             2.21      Brokers. Except as listed on Schedule 2.21, neither the Company nor any of its officers, directors, employees or stockholders has employed any broker or finder in connection with the transactions contemplated by this Agreement or the Ancillary Documents nor will the execution of, and performance of the transactions contemplated in, this Agreement or the Ancillary Documents result in a payment to any broker or finder (including, but not limited to, any employee or director of the Company).

             2.22      Suppliers and Customers. Except as listed on and in the amounts set forth on Schedule 2.22, the Company does not have any knowledge of any termination, cancellation or threatened termination or cancellation or limitation of, or any material modification or change in, or expressed material dissatisfaction with the business relationship between the Business, the Company or its Subsidiaries and any supplier or vendor or customer or client of the Business, the Company or its Subsidiaries, in each case, of materials or services in an amount in excess of $10,000.

             2.23      Accounts Payable and Current Liabilities. The Company does not have an account payable or a current liability in excess of $250,000.

             2.24      Transfer Restrictions. The employees of the Company and the stockholders set forth on Schedule 2.24(a) have entered into the Stockholders Agreement attached hereto as Schedule 2.24(b) and the Company has delivered an originally-executed copy of all of those Stockholders Agreements to Purchaser.

             2.25      Efforts in Completing Schedules. The Company has used its best efforts to and has caused its agents and counsel to use their respective commercially reasonable efforts to provide all information on all Company schedules to this Agreement.

             2.26      Certain Subsidiaries. The subsidiaries set forth on Schedule 2.26 do not have any liabilities (whether contingent, pending, or now due), in the aggregate, in excess of $2,000 and as of the date hereof and as of the date of the Initial Closing and each Subsequent Closing do not have any operations (each, a “Company Excluded Subsidiary” and, collectively, the “Company Excluded Subsidiaries”).  All outstanding shares of capital stock or other equity interests of the Company Excluded Subsidiaries are owned by the Company or a direct or indirect wholly-owned subsidiary of the Company, free and clear of all liens, charges, encumbrances, claims and options of any nature.  There are not as of the date hereof and there will not be as of the date hereof and as of the date of the Initial Closing and each Subsequent Closing, any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character which any of the Company Excluded Subsidiaries or any of their respective subsidiaries are a party to, or may be bound by, requiring the Company and any of the Company Excluded Subsidiaries or any of their respective subsidiaries to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock, common stock equivalents or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company, any of the Excluded Subsidiaries, or any of their respective subsidiaries.

             SECTION 3.    Representations and Warranties of the Purchaser.  The Purchaser represents and warrants to the Company as of the date hereof as follows:

             (a)         Purchaser is acquiring the Series A Preferred Stock, and the Warrants, for its own account, for investment and not with a view to the distribution thereof within the meaning of the Securities Act.

             (b)        Purchaser understands that (i) the Series A Preferred Stock and the Warrants, have not been, and that the Warrant Shares and Conversion Shares will not be, registered under the Securities Act or any state securities laws, by reason of their issuance by the Company in a transaction exempt from the registration requirements thereof and (ii) the Series A Preferred Stock, Warrants, Warrant Shares and the Conversion Shares may not be sold unless such disposition is registered under the Securities Act and applicable state securities laws or is exempt from registration thereunder.

             (c)         Purchaser further understands that the exemption from registration afforded by Rule 144 (the provisions of which are known to such Purchaser) under the Securities Act depends on the satisfaction of various conditions, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts.

             (d)        Purchaser has not employed any broker or finder in connection with the transactions contemplated by this Agreement.

             (e)         Purchaser is an “Accredited Investor” (as defined in Rule 501(a) under the Securities Act).

             (f)         Purchaser is duly organized and validly existing under the laws of the state of its organization and has all power and authority to enter into and consummate the transactions contemplated by this Agreement and the Ancillary Documents.  This Agreement and each of the Ancillary Documents to which Purchaser is a party has been duly authorized by all necessary action on the part of Purchaser.  This Agreement and each of the Ancillary Documents to which Purchaser is a party constitutes a valid and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms except to the extent that enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally.

SECTION 4.    Certain Covenants.

             4.1        Access to Records. The Company shall afford the Purchaser and its employees, counsel and other authorized representatives full access, during normal business hours, upon reasonable advance notice, with due regard to its ongoing operations, to the assets, properties, plants, offices, warehouses and other facilities, Contracts and books and records of the Business and of the Company and its Subsidiaries, and to the outside auditors of the Company and their work papers relating thereto, in each case, as the Purchaser may from time to time reasonably request.  The parties hereto agree that no investigation by the Purchaser or their representatives shall affect or limit the scope of the representations and warranties of the Company contained herein or in any Ancillary Document delivered pursuant hereto or limit liability for breach of any such representation or warranty.

             4.2        Financial Reports. So long as the Purchaser holds one or more seats on the Board of Directors, the Company agrees to furnish to the Purchaser the following:

             (a)         Within 15 days after the end of each fiscal month, internal summary financial and operating statements for such month, prepared by management for the Chief Executive Officer of the Company and, if prepared, a letter or memorandum discussing the summary financial information for such period and setting forth a comparison by reasonable categories of such financial information to the applicable budget and the comparable figures for the prior year and a reasonable explanation of any differences (a “Management Letter”).

             (b)        Within 45 days after the end of each of the first three quarterly fiscal periods, (i) unaudited balance sheets and an income statement as of the end of such period, together with statements of retained earnings and cash flow for such period (“Quarterly Financials”) and a Management Letter, (ii) a statement certified by the Chief Financial Officer of the Company, certifying that the financial position and results of operations of the Company for such period as reflected in the Quarterly Financials are presented fairly and have been prepared in accordance with GAAP (subject to normal year–end adjustments and the absence of footnotes) consistently applied and (iii) an officer’s certificate stating that the Company is not in default under any of its material agreements or, if any such default exists, specifying the nature and period of existence thereof and what actions the Company has taken and proposes to take with respect thereto; provided, however, that delivery pursuant to this clause (b) of a copy of the Quarterly Financials on Form 10–Q of the Company for such quarterly period filed with the Commission shall be deemed to satisfy the requirements of this clause (b).

             (c)         Within 90 days after the end of each fiscal year, commencing with the first fiscal year ending after the Closing, (i) audited balance sheets and an income statement as of the end of such fiscal year, together with statements of retained earnings and cash flow for such fiscal year, all in reasonable detail and certified by a “Big Six” national firm of independent accountants selected by the Board, or the Company’s auditors ratified by the Company’s shareholders at their 2001 annual meeting of shareholders, as presenting fairly the financial position and results of operations of the Company and as having been prepared in accordance with GAAP consistently applied, including their opinion thereon which is unqualified with respect to the scope of such firm’s examination and the Company’s status as a going concern, (ii) the accounting firm’s management letter, plus (iii) an officer’s certificate stating that the Company is not in default under any of its material agreements or, if such default by the Company or its Subsidiaries exists, a certificate specifying the nature and period of existence thereof and what actions the Company has taken and proposes to take with respect thereto; provided, however, that delivery pursuant to clause (c) of a copy of the Annual Report on Form 10–K of the Company for such fiscal year filed with the Commission shall be deemed to satisfy the requirements of this clause (c).

             (d)        At least 30 days but not more than 90 days prior to the beginning of each fiscal year, an annual operating plan and budget prepared on a monthly basis for the Company for such fiscal year (displaying anticipated statements of income and cash flows and balance sheets), and promptly upon preparation thereof any other significant budgets prepared by the Company and any revisions of such annual or other budgets, and within 30 days after any monthly period in which there is a material adverse deviation from the annual budget, an officer’s certificate explaining the deviation and what actions the Company has taken and proposes to take with respect thereto.

             (e)         Promptly (but in any event within three business days) after the discovery or receipt of notice of any default under any material agreement to which the Company and/or its Subsidiaries is a party, which default could have a Material Adverse Effect on the Company or its Subsidiaries or any other Material Adverse Event or circumstance affecting the Company or its Subsidiaries (including, without limitation, the filing of any material litigation against the Company or its Subsidiaries or the existence of any dispute with any person which involves a reasonable likelihood of such litigation being commenced), an officer’s certificate specifying the nature and period of existence thereof and what actions the Company has taken and proposes to take with respect thereto.

             (f)         Promptly (but in any event within three business days) after transmission thereof, copies of all financial statements, proxy statements, reports and any other general written communications which the Company sends to its stockholders and copies of all registration statements and all regular, special or periodic reports which it files, or any of its officers or directors file with respect to the Company, with the Commission or with any securities exchange on which any of its securities are then listed, and copies of all press releases and other statements made available generally by the Company to the public concerning material developments in the Company’s businesses.

             (g)        With reasonable promptness, such other information and financial data concerning the Company and/or its subsidiaries as the Purchaser may reasonably request.

             (h)        If for any period the Company shall have any subsidiary or subsidiaries whose accounts are consolidated with those of the Company, then, in respect of such period, the financial statements and information delivered pursuant to the foregoing Sections 4.2(a), 4.2(b) and 4.2(c) shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

             (i)          In all cases, the Company shall provide to the Purchaser all information which it provides or has an obligation to provide to any other stockholder of the Company in such person’s capacity as a stockholder, pursuant to any agreement with such stockholder or otherwise and any other information that the Purchaser may reasonably request.

             4.3        Affirmative Covenants.

             (a)         The books of account and other financial and corporate records of the Company and its Subsidiaries shall be maintained in accordance with good business and accounting practices and the financial condition of the Company and its Subsidiaries shall be accurately reflected in the financial statements referred to in Section 4.2.

             (b)        The Company shall, and shall cause its Subsidiaries to, maintain in full force and effect its corporate existence, rights, governmental approvals and franchises and all licenses and other rights to use patents, processes, trademarks, trade names or copyrights owned or possessed by it and deemed by it to be material to the conduct of its business.  The Company shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to preserve its favorable business relationships with the clients, lenders, suppliers, customers, licensors and licensees and others having business dealings with the Business and to preserve the goodwill and ongoing operations of the Business.

             (c)         The Company shall, and shall cause its Subsidiaries to, comply with all applicable laws, rules regulations and orders, the violation of which could have a Material Adverse Effect on the Company or its Subsidiaries.

             (d)        The Company shall, and shall cause its Subsidiaries to, keep their properties in good repair, working order and condition, reasonable wear and tear excepted, and from time to time make all reasonably needful and proper, or legally required, repairs, renewals, replacements, additions and improvements thereto.  The Company shall, and shall cause its Subsidiaries to, comply at all times with each provision of all leases to which any of them is a party or under which any of them occupies, or has possession, of, property and are material to the operation of the Business.

             (e)         The Company shall, and shall cause its Subsidiaries to, keep its assets which are of an insurable character, if any, insured by financially sound and reputable insurers against loss or damage by fire, extended coverage and other hazards and risks and liability to persons and property to the extent and in the manner customary for companies in similar businesses similarly situated.

             (f)         The Company shall, and shall cause its Subsidiaries to, use its best efforts to obtain all federal, state, local and foreign governmental licenses, permits and qualifications material to and necessary in the conduct of its business as proposed to be conducted.

             (g)        The Company shall, and shall cause its Subsidiaries to, use its best efforts to cause all Intellectual Property, including, but not limited to, technological developments, inventions, discoveries or improvements made by its employees to be fully documented in engineering or other notebooks in accordance with the prevailing industrial professional standards, and, where possible and appropriate, file and prosecute United States and foreign patent applications relating to and protecting such developments.  In addition, the Company shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to cause all Intellectual Property, including, but not limited to, all technological developments, inventions, discoveries or improvements made by any of its employees or any employees of its subsidiaries to be owned by it and, where possible and appropriate, obtain reasonable legal protections for its benefit with respect to such property.

             (h)        The Company shall, and shall cause its Subsidiaries to, comply with all material obligations which it incurs pursuant to any contract or agreement, whether oral or written, express or implied, as such obligations become due, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and adequate reserves (as determined in accordance with generally accepted accounting principles, consistently applied) have been established on its books with respect thereto.

             4.4        Use of Proceeds. The Company shall use the proceeds arising from the transactions contemplated hereby for development expenses and for general working capital requirements.

             4.5        Insurance. The Company shall maintain after the closings directors’ and officers’ liability insurance in an amount not less than $5,000,000.  The Company and the Board will evaluate the appropriateness of obtaining “key man” life insurance to be owned by the Company and with the Company named as the payee of all benefits thereunder.

             4.6        Merger, etc. The Company will not merge with or into or consolidate with, or sell all or substantially all of its assets to, any other person unless (a) the surviving entity shall have assumed in writing all of the obligations of the Company under this Agreement and the Ancillary Documents, and (b) immediately after the consummation of such merger or consolidation the surviving entity would not be in violation of any of the provisions applicable to the Company contained in this Agreement and the Ancillary Documents.

             4.7        Transactions with Affiliates. The Company will not, and will not permit its Subsidiaries to, engage in any transaction or group of related transactions (including, without limitation, the issuance of capital stock, borrowing money or a sale of the Company, or the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any affiliate, including, but not limited to any stockholder or any affiliate of such stockholder  (other than the Company), without the approval of a majority of the disinterested members of the Board.

             4.8        Notice of Breach. As promptly as practicable, and in any event not later than three business days after senior management of the Company becomes aware thereof, the Company shall provide the Purchaser with written notice of any breach by the Company of any provision of this Agreement, including, without limitation, this Section 4, specifying the nature of such breach and any actions proposed to be taken by the Company to cure such breach.

             4.9        Matters Related to Directors.

             (a)         Purchaser shall have the right to ratify the appointment of one additional member to the Issuer’s Board for so long as at least 50% of the Series A Preferred Stock remains outstanding.

             (b)        In the event that any of the Initial Designees, or their replacements (collectively, the “Purchaser Designees”), shall cease to be on the Board, other than in the event that such Initial Designee or his or her replacement is removed for cause, the Purchaser shall have the exclusive right to nominate replacements and the Board shall recommend and elect the nominees or, in the case of the election of directors at an annual meeting, the Board shall recommend such nominees and use its best efforts to cause the shareholders to elect such nominees, subject to applicable law.

             (c)         The Company shall, upon request therefor, promptly reimburse the Initial Designees and any replacements, as the case may be, for all reasonable expenses incurred by them in connection with their attendance at meetings of the Board or of committees of the Board and any other activities undertaken by them in their capacity as directors of the Company or its Subsidiaries, as applicable.  The foregoing shall be in addition to, and not in lieu of (or in duplication of), any indemnification or reimbursement obligations of the Company under the Certificate of Incorporation or By–Laws or by law.

             (d)        Without the approval of the Board that includes the affirmative vote of the Purchaser Designees,

             (i)          the Company shall not amend, supplement, modify or repeal any provision of the Certificate of Incorporation or By-Laws or take any other action, including, without limitation, the adoption of a shareholders’ rights plan or similar plan, which would adversely affect the rights or benefits of the Purchaser under any of this Agreement or the Ancillary Documents, including, without limitation, the conversion rights of the holders of the Series A Preferred Stock or the exercise rights of the Warrants hereunder, and

             (ii)         for so long as at least 50% of the Series A Preferred Stock remains outstanding, the Company shall not, and shall not permit its Subsidiaries to, sell assets of the Company or its Subsidiaries in excess of an aggregate of $50,000 annually, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld.

             (e)         For so long as any of the Series A Preferred Stock remains outstanding, the Board of the Company shall use its best efforts, subject to applicable law, to not amend the By-Laws of the Company to reflect that the size of the Board is in excess of 10 directors, without the consent of the Purchaser Designees.

             4.10      Rights of First Offer. Prior to seeking financing from any third party consisting of an issuance of Equity Securities (the “Proposed Securities”) by the Company on or after the Initial Closing and for so long as 50% of the Series A Preferred Stock remains outstanding, the Company shall notify the Purchaser of a description in reasonable detail of the Proposed Securities, the amount proposed to be issued and the consideration the Company desires to receive therefor (the “Notice”), which Notice shall constitute an offer to the Purchaser to purchase a portion (a “Maintenance Amount”) of such Proposed Securities on a pari passu basis in order to maintain the Purchaser’s percentage level of ownership of the total Common Stock outstanding as such term is used in the last sentence of Section 2.3.  The Purchaser shall have 15 days after receipt of the Notice (unless the Purchaser earlier indicates that it has no interest in purchasing the Proposed Securities), to decide whether or not to acquire the Maintenance Amount, after which (if the Purchaser has not agreed to purchase the above-mentioned Maintenance Amount on the terms set forth in the Notice or such other terms as are mutually acceptable to the Company and the Purchaser) the Company shall be permitted to seek and obtain a third-party purchaser to acquire the entire amount of the Proposed Securities, provided that the closing of such acquisition by such third party purchaser occurs within 90 days from the date of the Notice and provided that the acquisition of the Proposed Securities by such third-party purchaser is on terms no more favorable to such third-party purchaser than those terms set forth in the Notice.  No equity securities shall be issued by the Company to any person unless the Company has first offered such portion of the equity securities to the Purchaser in accordance with this Section 4.10, except with respect to a secondary public offering of at least a price per share equal to 500% of the amount designated as the Purchase Price Per Share on Exhibit B–I with gross proceeds to the Company of at least $15 million.

             4.11      Subsidiary Stock. The Company shall not, without the prior written consent of the holders of a majority of the shares of Series A Preferred Stock, (a) create, designate, or authorize the issuance of, any series of stock of its subsidiaries or (b) spin off the assets or the shares of the common stock of its subsidiaries.

             4.12      Limitation on Convertible Securities and Debt. For so long as at least 50% of the Series A Preferred Stock remains outstanding, the Company and its Subsidiaries will not

             (a)         issue any convertible debt securities,

             (b)        issue any convertible equity securities ranking pari passu or senior to the Series A Preferred Stock with respect to dividends or as to distribution of assets upon liquidation, dissolution or winding up or,

             (c)         incur, at any time, which in the aggregate exceeds $250,000, any indebtedness for borrowed money or guarantee any such indebtedness (excluding trade debt) or make any loans, advances or capital contributions to, or investments in, any other person without the prior written consent of the holders of a majority of the shares of Series A Preferred Stock then outstanding.

             4.13      Payment of Taxes and Other Charges. The Company will pay or discharge, and will cause its Subsidiaries to pay or discharge, before the same shall become delinquent, (a) all Taxes, assessments and other governmental charges or levies imposed upon it or any of its properties or income (including, without limitation, such as may arise under Section 4062, 4063 or 4064 of ERISA or any similar provision of law) and (b) all claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other like persons which, in the case of either clause (a) or clause (b), if unpaid, might result in the creation of a material lien upon any of its properties, provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith pursuant to appropriate proceedings.

             4.14      Dividends. Without the approval of the Board, which approval includes the affirmative vote of the Purchaser’s Designees, the Company will not declare or pay any dividend or make any other distribution of cash, stock or property to its shareholders.

             4.15      Investments. The Company will not, and will not permit its Subsidiaries to, make, directly or indirectly, any advance, loan (including guarantees), or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such person of any capital stock, bonds, notes, debentures or other securities issued or owned by any other person and all other items that would be classified as investments on a balance sheet prepared in accordance with generally accepted accounting principles (an “Investment”) unless (i) such an Investment is in the ordinary course of business or (ii) the Investment is approved by the Board, which approval includes the affirmative vote of the Purchaser’s Designees.

             4.16      Changes in Capital Stock. Between the date hereof and the Subsequent Closing, the Company will not change the amount of its authorized capital stock, or subdivide or otherwise change any shares of any class of its capital stock, whether by way of reclassification, stock split or otherwise, or issue any additional shares of capital stock other than as set forth in Schedule 4.16 hereto (“Excluded Securities” ”) and will not grant any options, warrants or other rights to purchase or acquire shares of the Company’s capital stock.

             4.17      Filing of Certificate of Designations. The Company shall file the Certificate of Designations on the Closing Date and use its best efforts to get the Secretary of State of the State of Delaware to approve the Certificate of Designations.

             4.18      NASDAQ Filing. On the date of the Initial Closing, the Company shall make all filings with the Nasdaq National Market (“NASDAQ”) and pay all fees, when due, in connection therewith to list all of the Common Stock to be issued upon conversion of the Series A Preferred Stock and the exercise of the Warrants and shall use its best efforts, and shall cause its directors and its counsel to use their respective best efforts, to (i) list all of the Common Stock on the NASDAQ, or register such shares of Common Stock on the exchange or other forum in which the Company’s Common Stock is then traded, and shall keep such Common Stock listed or registered, as the case may be.

             Closing of Bridge.Notwithstanding anything to the contrary in the Convertible Promissory Note and Warrant Purchase Agreement, made as of the specific date in May or June, 2001 as set forth in Schedule 4.19 (including all exhibits and attachments thereto, the “Bridge Document”), the Company shall at the Initial Closing: (i) cause each investors’ promissory notes purchased in connection with the Bridge Document, together with all accrued and unpaid interest thereon, in the amounts set forth on Schedule 4.19, to convert into the number of shares of Series A Preferred Stock and Warrants set forth on Schedule 4.19, which equal in the aggregate: 2,804,481 shares of Preferred Stock; 975,000 Warrants exercisable at $.536; 225,000 Warrants exercisable at $1.00; and 225,000 Warrants exercisable at $1.50, (ii) cause each investors’ bridge warrants purchased in connection with the Bridge Document, in the amount set forth on Schedule 4.19, to be exchanged for such number of warrants, as set forth on Schedule 4.19, in an aggregate amount of 1,399,256, and (iii) shall issue and deliver such shares and Warrants to the respective persons as set forth on Schedule 4.19.  The Series A Preferred Stock to be issued with respect to such conversion and the Warrants to be issued in exchange for such warrants shall be of the exact same kind, type and form as the Series A Preferred Stock purchased pursuant to this Agreement and the Warrants issued pursuant to this Agreement, respectively, as if such Series A Preferred Stock and warrants were purchased pursuant to this Agreement.  The conversion of all of the promissory notes into the number of shares of Series A Preferred Stock, all as set forth on Schedule 4.19, at the Initial Closing, and the issuance and delivery of Series A Preferred Stock in accordance with this Section 4.19, and the exchange, issuance and delivery of the warrants as contemplated in this Section 4.19, shall be referred to in this Agreement as the “Bridge Conversion”).

             SECTION 5.    Transfer Taxes.

             The Company agrees that it will pay, and will hold each Purchaser harmless from any and all liability with respect to any stamp or similar Taxes which may be determined to be payable in connection with the execution and delivery and performance of this Agreement, and that it will similarly pay and hold each Purchaser harmless from all Taxes in respect of the issuance of the Series A Preferred Stock, the Warrants, the Warrant Shares and the Conversion Shares to such Purchaser.

             SECTION 6.    Survival of Representations, Warranties, Agreements and Covenants, etc.

             All representations and warranties in this Agreement and in the Ancillary Documents shall survive the execution and delivery of this Agreement and the Closing.  All agreements contained herein shall survive the Closing until, by their respective terms, they are no longer operative.

             SECTION 7.    Expenses.

             (a)         Except as set forth in Section 7(b), the Company and Purchaser shall pay all the costs and expenses incurred by it or on its behalf in connection with this Agreement and the consummation of the transactions contemplated hereby.

             (b)        The Company shall pay and shall reimburse the Purchaser in cash (or, at the option of the Company, penny warrants equivalent to cash expenses) for all (i) reasonable legal (including, without limitation, all fees and expenses of Cadwalader, Wickersham & Taft as special counsel of the Purchaser), accounting and other fees and out-of-pocket expenses associated with the proposed transaction and its due diligence in connection therewith to the extent of not more than $125,000 in the aggregate, including related engineering and accounting due diligence expenses, (ii) reasonable fees and expenses incurred by the Purchaser with respect to any amendments or waivers (whether or not the same become effective) under or in respect of this Agreement and the Ancillary Documents, (iii) stamp and other Taxes which may be payable in respect of the execution and delivery of this Agreement or the issuance, delivery or acquisition of any shares of Series A Preferred Stock, the Warrants, the Warrant Shares or Conversion Shares and (iv) the reasonable fees and expenses incurred with respect to the enforcement of the rights granted under this Agreement and the Ancillary Documents.

             SECTION 8.    Indemnification.

             8.1        General Indemnification. The Company shall indemnify, defend and hold Purchaser, its affiliates, officers, directors, partners, employees, attorneys, agents, representatives, successors and assigns (each a “Purchaser Entity”) harmless from and against all Losses incurred or suffered by a Purchaser Entity (whether incurred or suffered directly or indirectly through ownership of capital stock of the Company) arising from the breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in any Ancillary Document.  Purchaser shall indemnify, defend and hold the Company, its affiliates, officers, directors, employees, agents, representatives, successors and assigns harmless against all Losses arising from the breach of any of its representations, warranties, covenants or agreements in this Agreement or in any Ancillary Documents.

             8.2        Indemnification Principles. For purposes of this Section 8, (i) “Losses” shall mean each and all of the following items: claims, losses, (including, without limitation, losses of earnings) liabilities, obligations, payments, damages (actual, punitive or consequential), charges, judgments, fines, penalties, amounts paid in settlement, costs and expenses (including, without limitation, interest which may be imposed in connection therewith, costs and expenses of investigation, actions, suits, proceedings, demands, assessments and fees, expenses and disbursements of counsel, consultants and other experts).  Any payment (or deemed payment) by the Company to a Purchaser pursuant to this Section 8 shall be treated for federal income tax purposes as an adjustment to the price paid by such Purchaser for the Series A Preferred Stock and the Warrants pursuant to this Agreement.

             8.3        Claim Notice. A party seeking indemnification under this Section 8 shall, promptly upon becoming aware of the facts indicating that a claim for Indemnification may be warranted, give to the party from whom indemnification is being sought a claim notice relating to such Loss (a “Claim Notice”).  Each Claim Notice shall specify the nature of the claim, the applicable provision(s) of this Agreement or other instrument under which the claim for indemnify arises, and, if possible, the amount or the estimated amount thereof. No failure or delay in giving a Claim Notice (so long as the same is given prior to expiration of the representation or warranty upon which the claim is based) and no failure to include any specific information relating to the claim (such as the amount or estimated amount thereof) or any reference to any provision of this Agreement or other instrument under which the claim arises shall affect the obligation of the party from whom indemnity is sought unless such failure materially and adversely prejudices the indemnifying party.

             SECTION 9.    Events of Default and Remedies.

             9.1        Events of Default. Each of the following shall constitute an “Event of Default” under this Agreement:

             (a)         The failure to maintain a 1.25/1.00 ratio of current assets over current liabilities; or

             (b)        The failure to make required redemption payment on the Series A Preferred Stock, when and as the same becomes due and payable; or

             (c)         Any capital expenditures together with cash expenditures are made that exceed $1,000,000 per month during the year 2001, unless approved in advance by WallerSutton; or

             (d)        Voluntary Bankruptcy and Insolvency Proceedings.  If the Company or any of its Subsidiaries shall file a petition in bankruptcy or for reorganization or for an arrangement or any composition, readjustment liquidation, dissolution or similar relief pursuant to the Federal Bankruptcy Code of 1978, as amended, or under any similar present or future federal Law or the law of any other jurisdiction or shall be adjudicated a bankrupt or become insolvent, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Company or its Subsidiaries or for all or any substantial part of the Company’s or its Subsidiaries’ property, or the Company or its Subsidiaries shall make an assignment for the benefit of its creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall take any corporate action, as the case may be, in furtherance of any of the foregoing; or

             (e)         Adjudication of Bankruptcy.  If a petition or answer shall be filed proposing the adjudication of the Company or its Subsidiaries as a bankrupt or its reorganization or arrangement, or any composition, readjustment, liquidation, dissolution or similar relief with respect to it pursuant to the Federal Bankruptcy Code of 1978, as amended, or under any similar present or future federal Law or the Law of any other jurisdiction applicable to the Company or its Subsidiaries, and the Company or its Subsidiaries shall consent to or acquiesce in the filing thereof, or such petition or answer shall not be discharged or denied within 60 days after the filing thereof, or

             (f)         Receivership or Sequestration.  If a decree or order is entered by a court having jurisdiction (i) for the appointment of a receiver or custodian or liquidator or trustee or sequestrator or assignee (or similar official) in bankruptcy or insolvency of the Company or its Subsidiaries or of all or a substantial part of its property, or for the winding–up or liquidation of its affairs, and such decree or order shall have remained in force undischarged and unstayed for a period of 60 days, or (ii) for the sequestration or attachment of any property of the Company or its Subsidiaries without its return to the possession of the Company or its Subsidiaries or its release from such sequestration or attachment within 60 days thereafter; or

             (g)        Defaults Under Other Agreements. The Company or its Subsidiaries shall (i) default in the payment or principal or interest on any indebtedness of $250,000, in the aggregate, or more beyond the applicable period of grace, if any, (ii) fail to observe or perform any covenant or agreement contained in any agreement(s) or instrument(s) relating to indebtedness of $250,000 or more in the aggregate within any applicable grace period, (iii) any other event shall occur, if the effect of such failure or other event is to accelerate, or to permit the holder of such indebtedness or any other person to accelerate, the maturity of $250,000 or more in the aggregate of such indebtedness; or (iv) $250,000 or more in the aggregate of any indebtedness shall be, or if as a result if such failure or other event may be, required to be prepaid (other than by regularly scheduled required prepayment) in whole or in part prior to its stated maturity; or

             (h)        Covenants.  The Company shall fail to observe or perform any covenant or agreement contained in this Agreement or the Ancillary Documents, and, if capable of being remedied, such failure shall remain unremedied for 30 days after the Company becomes aware of such failure; or

             (i)          Misrepresentation.  The representations and warranties of the Company set forth in this Agreement, without giving effect to any materiality or knowledge qualifier therein, shall not have been true and correct in any material respect as of the date hereof and shall not be true and correct in any material respect as of the date of the Subsequent Closing with the same effect as though such representations and warranties had been made as of such date; or

             (j)          Purchaser Designee.  The failure of at least one designee of the Purchaser to be serving as a director of the Company, which situation continues for a period of five days or more, provided that such failure is not the result of the Purchaser failing to designate a designee, and provided further that it shall be an Event of Default if, during any period in which no Designee of the Purchaser is serving as a director of the Company, a meeting of the Board shall be called or held or action shall have been taken by written consent of the directors; or

             (k)         Judgments.  A final judgment or Judgments entered by a court of competent jurisdiction for the payment of money aggregating in excess of $50,000 is or are outstanding against the Company or its Subsidiaries and any one such judgment in excess of $50,000 has, or such Judgments aggregating in excess of $50,000 have, remained unpaid, unvacated, unbonded, or unstayed by appeal or otherwise for a period of 30 days from the date of entry.

             (l)          Bridge Conversion.  If the Bridge Conversion has not occurred at the Initial Closing.

             9.2        Remedy for Event of Default. In addition to the remedies set forth herein and in the Ancillary Documents, if any Event of Default shall have occurred and be continuing, WallerSutton shall have the right to demand immediate redemption or require a sale of the Company, and shall have the right to elect a majority of the directors of the Board.

             9.3        Waiver. No course of dealing on the part of any holder, nor any delay or failure on the part of any holder to exercise any of its rights, shall operate as a waiver of such right or otherwise prejudice such holder’s rights, powers and remedies.

             SECTION 10.  Other Remedies.

             (a)         In addition to those remedies specifically set forth herein and in the Ancillary Documents, each Purchaser may proceed to protect and enforce its rights under this Agreement and the Ancillary Agreements either by suit in equity and/or by action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement contained in this Agreement. No right or remedy conferred upon or reserved to the holders of Series A Preferred Stock under this Agreement or the Ancillary Documents is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or under the Ancillary Documents or now and hereafter existing under applicable law.  Every right and remedy given by this Agreement or the Ancillary Documents or by applicable law to the holders of Series A Preferred Stock may be exercised from time to time and as often as may be deemed expedient by the holders.

             (b)        Any payment by the Company to Purchaser in connection with a breach of the representations, warranties and covenants of the company shall be treated for federal income tax purposes as an adjustment to the price paid by such Purchaser for the Series A Preferred Stock and the Warrants pursuant to this Agreement.

             SECTION 11.  Further Assurances.

             At any time or from time to time after the Closing, the Company, on the one hand, and the Purchaser, on the other hand, agree to cooperate with each other, and at the request of the other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby relating to the Purchase and to otherwise carry out the intent of the parties hereunder.

             SECTION 12.  Successors and Assigns.

             This Agreement shall bind and inure to the benefit of the Company and the Purchaser and the respective successors, permitted assigns, heirs and personal representatives of the Company and the Purchaser except that the Company may not assign its rights and obligations under this Agreement to any person without the prior written consent of the Purchaser.  In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for each of the Purchaser’s benefit as a purchaser or holder of Series A Preferred Stock are also for the benefit of, and enforceable by, any subsequent holder of such Series A Preferred Stock and/or Conversion Shares.

             SECTION 13.  Entire Agreement.

             This Agreement and the other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire agreement among the parties with respect to the subject matter hereof and, other than as set forth on Schedule 13, supersede all prior and contemporaneous arrangements or understandings with respect thereto, including the Letter of Intent, as amended.

             SECTION 14.  Notices.

             All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by telecopy, nationally recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties:

(i)          if to the Company, to:
             TeraGlobal Communications Corp.
             9171 Towne Centre Drive, 6th Floor
             San Diego, CA  92122
             Telecopy:  (858) 404-5555
             Attention: Chief Executive Officer

(ii)         if to the Purchaser, to the address listed on Exhibit A

with a copy to:
             Cadwalader, Wickersham & Taft
             100 Maiden Lane
             New York, New York  10038
             Telecopy:  (212) 504-6666
             Attention:  Jonathan M. Wainwright, Esq.

All such notices, requests, consents and other communications shall be deemed to have been given when received.

             SECTION 15.  Amendments.

             The terms and provisions of this Agreement, the Ancillary Agreements and any instruments pertaining to the Investment may be modified or amended, or any of the provisions hereof and thereof waived, temporarily or permanently, pursuant to the written consent of the holders of a majority of the Company’s Common Stock and the holders of the Series A Preferred Stock voting together as a single group on an as converted basis; provided, however, that (i) any amendment or modification that would adversely affect one or more holders (“Adversely Affected Holders” ) in a manner that is materially different from its effect upon other holders shall not be effective unless approved by a majority in interest of the Adversely Affected Holders, or, in the event the Adversely Affected Holders include the holders of the Series A Preferred Stock, such amendment shall not be effective unless approved by WallerSutton and (ii) any amendment or modification that would take away any rights specifically granted under this Agreement, the Ancillary Agreements and any instruments pertaining to the Investment, including buy not limited to tag along and registration rights, shall not be effective unless approved by a majority in interest of the holders to whom such rights were granted, or in the case of the Series A Preferred Stock, unless approved by WallerSutton.  No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).  No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

             SECTION 16.  Counterparts.

             This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

             SECTION 17.  Headings.

             The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

             SECTION 18.  Nouns and Pronouns.

             Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

             SECTION 19.  Arbitration.

             Any dispute, controversy or claim arising out of or relating to this Agreement or the Ancillary Documents shall be resolved by confidential binding arbitration in New York City, New York conducted in accordance with the JAMS’ Comprehensive Arbitration Rules and Procedures then in effect and shall be submitted to arbitration with JAMS.  Arbitration shall be initiated by written demand.  The determination of the arbitrator shall be final and binding on the parties and not subject to further review.  Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof, and for purposes of enforcing any award, the parties hereby consent to jurisdiction in any state or federal court located within New York County.  Each party shall bear its own attorneys’ fees and other costs of the arbitration, and the Company on the one hand and the Series A Preferred Shares, on a pro rata basis, on the other hand shall each pay one-half of the arbitrator’s fees and expenses.  The arbitrator shall have discretion to award reasonable attorneys’ fees and expenses and the costs of the arbitration, including the fees of the arbitrator, to the prevailing party only upon an express determination by the arbitrator that the losing party has acted in bad faith or in willful disregard of his or its obligations under this Agreement.  The arbitrator shall have no authority to amend this Agreement in any fashion or to award punitive damages.  Notwithstanding anything to the contrary contained herein, the provisions of this Section 19 shall not apply with regard to (i) any equitable remedies to which any party may be entitled hereunder, (ii) any fraud claims, or (iii) any disputes involving claims of third parties.

             SECTION 20.  Publicity.

             Each of the parties hereto agrees that it will make no public statement regarding the transactions contemplated hereby unless the language and timing of such statement has been approved by the Company and the Purchaser.  Notwithstanding the foregoing, each of the parties hereto may, in documents required to be filed by it with the Commission or other regulatory bodies, make such statements with respect to the transactions contemplated hereby as each may be advised is legally necessary upon advice of its counsel; provided, however, that the party making such determination shall immediately notify the other party that it intends to make a public announcement and the parties hereto shall, in good faith, attempt to agree on any public announcements or publicity statements with respect thereto.

             SECTION 21.  Severability.

             Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid, but if any provision of this Agreement is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not render invalid or unenforceable any other provision of this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Series A Preferred Stock and Warrant Purchase Agreement as of the date first above written.

THE COMPANY:

TERAGLOBAL COMMUNICATIONS CORP.

By:	/s/ ROBERT E. RANDALL

Name: Robert E. Randall
Title: Chief Executive Officer

PURCHASER:

WALLERSUTTON 2000, L.P.

By:	WallerSutton 2000, L.L.C., general partner

By:	/s/ JACK WOODRUFF

Name: Jack Woodruff
Title: Member